June 7, 2011

John Reynolds

Assistant Director

Shehzad Niazi

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE:

VB Clothing, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed April 29, 2011

File No. 333-170779

Dear Mr. Reynolds:

The following is the registrant’s response to your comment letter of May 6, 2011.

Amendment No. 3 to Registration Statement on Form S-1

General

1.

We reissue comment one of our letter dated April 7, 2011. Please revise throughout the prospectus as appropriate to describe in greater detail what specific products you intend to produce and market. Your revised disclosure in each subsequent amendment appears to provide less detail about your products rather than more. When revising y our disclosure in response to this comment please address the list of product lines discussed on page six, your discussion of an “8-piece garment line” in the first paragraph under Delineation of the Market Area and Identification of Target Markets on page 20, and your allocation of proceeds to your “HIT the BEACH” line, discussed on page 25, amongst other inconsistent disclosure.

Product line descriptions expanded. 8 piece garment line reference deleted. Allocation of proceeds revised.

Use of Proceeds, page 14

2.

We partially reissue comment three of our letter dated April 7, 2011. Please reconcile your discussion in MD&A with the new name for the Product Development line item in your tabular disclosure on page 14.

Reconciled to read Manufacturing Prep to be consistent.

3.

In this regard, also clarify, if true, that the “sales and promotional distribution efforts” described in footnote one on page 14 are for producing garments for sale and promotional distribution. As the disclosure currently reads, it may be unclear who such “sales and promotional distribution efforts” differs from the separate line time for Sales and Marketing.

Revised to clarify that “sales and promotional distribution efforts” refers to producing garments for sale and promotional distribution.

4.

We note your supplemental response to comment four of our letter dated April 7, 2011, which states that “there will be no compensation to any third parties for development of product concepts.” Please reconcile this statement with your disclosure on page 14 that you will allocate proceeds to “creating garment patterns….and prototypes” and “fees associated with contract labor for ….design work.”

Revised to clarify that there is no compensation to any third parties for development of product concepts and that “creating garment patterns… and prototypes” relates only to internal material costs.

5.

We reissue comment six of our letter dated April 7, 2011. Please reconcile your disclosure in footnote four of this section with your discussion on page 25 of your proposed milestones. In this regard we note the following: (a) you appear to allocate at least $5,000 to online sales and marketing activities (rather than $4,000), not including the unclear reference to “use of website online sales and print media” under 4-6 Months on page 25; (b) you allocate $3,000 under 10-12 Months on page 25 to the development of a two year plan that incorporates a commissioned sales force (rather than $4,000); and (c) there is no clear order of priority presented in your MD &A for use of online marketing, outside commissioned sales force and print media advertising, as indicated in footnote four on page 14.

Revised and reconciled for consistency. Priority clarified and included in MD &A section.

6.

We reissue comment eight of our letter dated April 7, 2011. Please expand on your discussion of industry trends in your target markets that may affect your business. In your revised disclosure, please address each of the five target markets identified on pages 19 and 20.

Please note that the target markets have been narrowed to 4. Industry trend discussion expanded.

Marketing, page 21

7.

We partially reissue comment 14 of our letter dated April 7, 2011. We note your added disclosure on page 21 under Marketing. Please revise to provide more detailed disclosure of how a website, SEO and branding will “bring the viral marketing strategy to fruition.”

More detailed disclosure of how a website, SEO and branding will bring the marketing strategy to fruition and SEO defined.

Online Marketing, page 21

8.

We reissue comment 10 of our letter dated April 7, 2011. It is unclear how the addition of a website link after your 2010 disclosure without additional substantive disclosure addresses our comment. Please disclose the relevant information found at this link or delete the reference, as appropriate. In this regard, we also note your previous removal of your analysis of online retailing from previous years. To the extent you can provide information on web sales and online retailing over the past few years it is preferable to only providing information for the most recent year. Please add back your previous disclosure regarding such years or advise us of why you believe it is inappropriate to do so.

Material from the link has been added to the body of the disclosure and information for 2008 and 2009 has been added back into the disclosure.

12 Month Growth Strategy and Milestones, page 21

9.

We reissue comment 12 of our letter dated April 7, 2011. We note your deletion on page 22 of the example of vertical market that did not appear to relate to your specific business strategy. Your disclosure now reads in full “[a]n example of a vertical market would be..” Please complete this sentence, and revise elsewhere as appropriate, to provide specific examples of the vertical markets you are considering targeting for your online marketing venues.

Vertical market information readded to the disclosure.

Unaudited Financial Statements, page F-14

10.

Please tell us how you considered the provisions of Rule 8-08 of Regulation S-X in determining whether to include updated financial statements.

Financials updated through March 31, 2011 have been added to the disclosure.

Directors, Executive Officers, Promoters and Control Persons, page 27

Anthony Pasquale, President and Chief Executive Officer, page 27

11.

We partially reissue comment 15 of our letter dated April 7, 2011. Please revise your discussion on page 17 to provide the full names of the entities described as previously requested.

Full legal names added.

Other Expenses of Issuance and Distribution, page II-1

12.

We note your supplemental response to comment 16 of our letter dated April 7, 2011. We note remaining references to Triton Stock Transfer in the last paragraph of page eight, the last paragraph of page 16 and under Stock Transfer Agent on page 24, among other possible locations. We also note that you do not appear to have made any changes to page ii-1, as indicated in your supplemental response. Please revise the table in this section and your disclosure on page 16, and elsewhere as appropriate, to individually quantify the fees to be paid to Triton Stock Transfer and to clarify your intent to establish a relationship with Triton.

Triton Stock Transfer is no longer a Transfer Agent and VB has severed all ties thereto. Thus there are no fees to be paid to Triton and no relationship to be established.

Exhibits

General

13.

We reissue comment 17 of our letter dated April 7, 2011. We are unable to locate any substantive response to that comment. Please file the escrow agreement and any agreement with Triton Stock Transfer as exhibits to your amended registration statement. In this regard, we remain unable to locate Exhibit 99(b).

As Triton has dissolved there is no escrow agreement with Triton. The Escrow Agreement with Harold P. Gewerter, Esq. Ltd. has been added.

Exhibit 23.1

14.

We note you removed the reference to Sam Kan & Company, LLP as experts in auditing and accounting in response to comment eighteen of our letter dated April 7, 2011. However, the accounting firm is still disclosed under the heading, “Interest of Named Experts and Counsel,” in your registration statement; therefore, the auditor’s consent is required. Please have your auditor consent to the reference to it as an expert in accounting and auditing.

Reference under the heading “Interest of Named Experts and Counsel” has been deleted.

Very truly yours,

/s/ Anthony Pasquale

Anthony Pasquale, President

VB Clothing, Inc.

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